SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------

                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      ------------------------------------

                 WINTHROP GROWTH INVESTORS 1 LIMITED PARTNERSHIP
                            (Name of Subject Company)

                             AIMCO PROPERTIES, L.P.
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (Cusip Number of Class of Securities)

                      ------------------------------------

                                  Patrick Foye
                            Executive Vice President
                                 AIMCO-GP, Inc.
                     1873 South Bellaire Street, 17th Floor
                             Denver, Colorado 80222
                                 (303) 757-8101

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                      ------------------------------------

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------

Transaction Valuation*:  $2,960,700                Amount of Filing Fee: $592.14

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* For purposes of calculating  the fee only. This amount assumes the purchase of
10,425  units  of  limited   partnership   interest  ("Units")  of  the  subject
partnership for $284 per Unit. The amount of the filing fee, calculated in accordance with Section 14(g)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidders. (cover page 1 of 2)


                                                             (cover page 1 of 2)

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:  $592.14
Form or Registration No.:     14d-1
Filing Party:  Apartment Investment and Management Company and AIMCO
               Properties, L.P.

Date Filed:  July 23, 1999


                                                             (cover page 2 of 2)

CUSIP No. NONE                        14D-1                               Page 3


================================================================================

1.   Name of Reporting Persons; I.R.S. Identification Nos. of Above Persons

                             AIMCO PROPERTIES, L.P.
                                   84-1275621

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2.   Check the Appropriate Box if a Member of a Group

     (a)  [_]

     (b)  [X]

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3.   SEC Use Only

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4    Sources of Funds

                                       WC

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5.   Check if Disclosure of Legal  Proceedings is Required Pursuant to
     Items 2(e) or 2(f)                                                      [_]

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6.   Citizenship or Place of Organization

                                    Delaware

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7.   Aggregate Amount Beneficially Owned by Each Reporting Person

                                    5,862.34

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8.   Check if the Aggregate  Amount in Row 7 Excludes Certain Shares         [_]

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9.   Percent of Class Represented by Amount in Row 7

                                     25.335%

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10.  Type of Reporting Person

                                       PN

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


CUSIP No. NONE                        14D-1                               Page 4


================================================================================

1.   Name of Reporting Persons; I.R.S. Identification Nos. of Above Persons

                  APARTMENT INVESTEMENT AND MANAGEMENT COMPANY
                                   84-1259577

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2.   Check the Appropriate Box if a Member of a Group

     (a)  [_]

     (b)  [X]

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3.   SEC Use Only

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4    Sources of Funds

                                       N/A

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5.   Check if Disclosure of Legal  Proceedings is Required Pursuant to
     Items 2(e) or 2(f)                                                      [_]

-----------------------------------------------------------------------------

6.   Citizenship or Place of Organization

                                    Maryland

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7.   Aggregate Amount Beneficially Owned by Each Reporting Person

                                      None

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8.   Check if the Aggregate  Amount in Row 7 Excludes Certain Shares         [_]

--------------------------------------------------------------------------------

9.   Percent of Class Represented by Amount in Row 7

                                      N/A

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10.  Type of Reporting Person

                                       CO

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


                         SCHEDULE 14D-1/AMENDMENT NO. 1

     This Amendment No. 1 amends the Tender Offer Statement on Schedule 14D-1 (the "Statement") filed with the Securities and Exchange Commission on July 23, 1999 by AIMCO Properties, L.P., a Delaware limited partnership (the "Purchaser"), and Apartment Investment and Management Company, a Maryland real estate investment trust, relating to the tender offer by the Purchaser to purchase up to 10,425 outstanding units of limited partnership interest ("Units") of Winthrop Growth Investors 1 Limited Partnership (the "Partnership"), at a purchase price of $284 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 23, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"), to extend the expiration date until September 3, 1999.


ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 is hereby amended to add the following:

     (a)(4)  Press Release dated August 20, 1999

     (a)(6)  Supplement No. 1 to Offer to Purchase dated August 20, 1999

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 20, 1999

                                        AIMCO PROPERTIES, L.P.

                                        By:  AIMCO-GP, Inc.


                                             By:  /s/  Patrick J. Foye
                                                  ------------------------------
                                                       Patrick J. Foye
                                                       Executive Vice President


                                        APARTMENT INVESTMENT AND
                                          MANAGEMENT COMPANY


                                             By:  /s/  Patrick J. Foye
                                                  ------------------------------
                                                       Patrick J. Foye
                                                       Executive Vice President

                                  EXHIBIT INDEX

Exhibit         Description
-------         -----------
(a)(4)    Press Release dated August 20, 1999

(a)(6)    Supplement No. 1 to Offer to Purchase dated August 20, 1999

                                                                  Exhibit (a)(5)


CONTACT:  River Oaks Partnership Services, Inc.
          (888) 349-2005 (toll free)

FOR IMMEDIATE RELEASE


     DENVER, COLORADO, August 20, 1999-As previously announced, AIMCO Properties, L.P. has commenced a tender offer for limited partnership interests in Winthrop Growth Investors I Limited Partnership. AIMCO Properties today announced that it has extended the expiration date of its outstanding offer for limited partnership interests in Winthrop Growth Investors Limited Partnership. The expiration date for each tender offer has been extended to 5:00 p.m., New York time, on Friday, September 3, 1999. The offer was previously scheduled to expire at 5:00 p.m. on August 25, 1999.

     Based on information provided by the Information Agent for the offer, as of the close of business on August 19, 1999, approximately 1,309 interests had been tendered pursuant to the offer.

     For further information, please contact River Oaks Partnership Services, Inc. at (888) 349-2005 (toll free), which is acting as the Information Agent for the offer.

                                                                  Exhibit (a)(5)


                                Supplement No. 1
                                       To
                           Offer to Purchase for Cash
               Up to 10,425 Units of Limited Partnership Interest
                                       in
                WINTHROP GROWTH INVESTORS 1 LIMITED PARTNERSHIP,
                       a Massachusetts limited partnership
                                       for
                                $284 Net Per Unit
                                       by
                             AIMCO PROPERTIES, L.P.

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   THE OFFER, WITHDRAWAL RIGHTS AND PRORATION PERIOD WILL EXPIRE AT 5:00 p.m.
       NEW YORK TIME, ON SEPTEMBER 3, 1999, UNLESS THE OFFER IS EXTENDED.
--------------------------------------------------------------------------------

     On July 23, 1999, AIMCO Properties, L.P. offered to purchase up to 10,425 of the outstanding units of limited partnership interest ("Units") in Winthrop Growth Investors 1 Limited Partnership, a Massachusetts limited partnership (the "Partnership"), at a purchase price of $284 per Unit (the "Purchase Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 23, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal. Capitalized terms used in this Supplement No. 1 that are not defined shall have the meaning given to such term in the Offer to Purchase.

     The purpose of this Supplement No. 1 is to extend the Expiration Date until 5:00 p.m., New York City time on September 3, 1999.

     If you have any questions concerning the terms of the offer, or need assistance in completing the forms necessary to tender your units, please contact our Information Agent, River Oaks Partnership Services, Inc., at (888) 349-2005 or (201) 896-1900.


                                        AIMCO PROPERTIES, L.P.

August 20, 1999